SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Terra Nova (Bermuda) Holdings Ltd.
                                (Name of Issuer)

                  Class A Ordinary Shares, par value U.S. $5.80
                         (Title of Class of Securities)

                                    G87615103
                                 (CUSIP Number)

                             Gregory B. Nevers, Esq.
                               Markel Corporation
                 4551 Cox Road, Glen Allen, Virginia 23060-3382
                                 (804) 965-1673
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                             Leslie A. Grandis, Esq.
                       McGuire, Woods, Battle & Boothe LLP
                              901 East Cary Street
                            Richmond, Virginia 23219

                                 August 15, 1999
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP NO. G87615103                                                 PAGE 2 OF 10
                                  SCHEDULE 13D

1)       Names of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons

         Markel Corporation, (E.I.N. 54-0292420)

2)       Check the Appropriate Row if a Member of a Group (See Instructions)

         (a)
         (b) X

3)       SEC Use Only

4)       Source of Funds (SEE Instructions)

         OO, WC

5)       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e) [ ]

6)       Citizenship or Place of Organization                 Virginia, U.S.A.

                                                                                         Class A
         Number of                          7)       Sole Voting Power                     136,800
         Shares Bene-
         ficially
         Owned by                           8)       Shared Voting Power                 7,158,620
         Each
         Reporting
         Person With                        9)       Sole Dispositive Power                136,800


                                           10)       Shared Dispositive Power                    0


11)      Aggregate Amount Beneficially Owned by Each Reporting Person

         7,295,420

12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (SEE Instructions)

13)      Percent of Class Represented by Amount in Row (11)

         28.8%

14)      Type of Reporting Person (SEE Instructions)

         CO, IC


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Class A Ordinary Shares, par value U.S. $5.80 per share (the "Class A Common Stock"), of Terra Nova (Bermuda) Holdings Ltd. ("Terra Nova" or the "Issuer"), a Bermuda corporation with principal executive offices located at Richmond House, 2nd Floor, 12 Par-la-ville Road, Hamilton HM 8, Bermuda.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2(a)-(c)
         The Reporting Person is Markel Corporation ("Markel"), a Virginia corporation, with its principal place of business at 4551 Cox Road, Glen Allen, Virginia 23060-3392. Markel markets and underwrites specialty insurance products and programs to a variety of niche markets.

         The following information concerning the directors and executive officers of Markel is set forth on Annex A:

i.       name;
ii.      residence or business address; and
iii. present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         Item 2(d).

         Markel has not, and to the best of Markel's knowledge, none of the executive officers and directors of Markel listed on Annex A has, during the past five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e).

         Markel has not, and to the best of Markel's knowledge, none of the executive officers and directors of Markel listed on Annex A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f). The executive officers and directors of Markel are United States citizens.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Markel may be deemed to have acquired shared voting power of 7,158,620 shares of Class A Common Stock (which includes 1,796,217 shares issuable on conversion of Class B Ordinary Shares, par value US $5.80 per share (the "Class B Common Stock" and together with the Class A Common Stock, the "Common Stock")) pursuant to a stockholders agreement entered into on August 15, 1999 among Markel, Terra Nova and certain of Terra Nova's shareholders (the "Stockholders Agreement"), as described more fully in Item 4 hereof. The Stockholders Agreement was entered into in connection with, and as inducement for Markel to enter into, an Agreement and Plan of Merger and Scheme of Arrangement with Terra Nova, dated as of August 15, 1999 (the "Merger Agreement"), as described more fully in Item 4 hereof. The shares of Common Stock as to which Markel has sole voting and dispositive power were acquired with working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Merger Agreement provides, subject to the terms and conditions set forth therein, for (i) the merger ("Merger") of MINT Sub Ltd., a corporation to be organized under the laws of Virginia as a wholly-owned subsidiary of Virginia Holdings Inc. ("MINT"), a corporation to be organized under the laws of Virginia, with and into Markel and (ii) a Scheme of Arrangement between Terra Nova and certain of its shareholders (the "Scheme"). Upon completion of the Merger and the Scheme, each of Markel and Terra Nova will be a wholly-owned subsidiary of MINT, which will be renamed Markel Corporation.

         The consummation of the transactions contemplated by the Merger Agreement is subject to regulatory approvals and the satisfaction or waiver of a number of other conditions as more fully described in the Merger Agreement.

         In connection with the Merger, as an inducement to Markel to enter into the Merger Agreement, the shareholders of Terra Nova set forth in Item 5 (each a "Stockholder" and, collectively, the "Stockholders"), who collectively own 5,362,403 shares of Class A Common Stock and 1,796,217 shares of Class B Common Stock representing approximately 28.3% of the outstanding Class A Common Stock (assuming the conversion of all outstanding shares of Class B Common Stock, which may be deemed to be beneficially owned by Markel, into shares of Class A Common Stock), have entered into the Stockholders Agreement

         Pursuant to the terms of the Stockholders Agreement, as long as the Stockholders Agreement is in force, each Stockholder irrevocably appoints Markel or any designee the lawful agent, attorney and proxy of such Stockholder to vote the shares of Common Stock now owned or in the future acquired by such Stockholder (the "Shares") (i) in favor of the Scheme, the execution and delivery by Terra Nova of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement, the Stockholders Agreement and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of Terra Nova under the Merger Agreement or the Stockholders Agreement; and (iii) against the following actions (other than the Scheme and the transactions contemplated by the Merger Agreement): (1) any extraordinary corporate transaction, such as a merger, consolidation, amalgamation or other business combination involving Terra Nova or its subsidiaries; (2) a sale, lease or transfer of a material amount of assets of Terra Nova or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of Terra Nova or its subsidiaries;
(3) (a) any change in the majority of the Board of Directors of Terra Nova; (b) any material change in the present capitalization of Terra Nova or any material amendment of Terra Nova's certificate of incorporation and memorandum of association; (c) any other material change in Terra Nova's corporate structure or business; or (d) any other action which, is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or materially adversely affect the Scheme or the transactions contemplated by the Merger Agreement or the Stockholders Agreement or the contemplated economic benefits of any of the foregoing. In addition, one Stockholder has agreed to use its commercially reasonable efforts to cause an additional 1,214,414 shares of Class A Common Stock as to which it holds depository receipts to be voted in accordance with the Stockholders Agreement.

       The Stockholders have also agreed, while the Stockholders Agreement is in force, to not sell, transfer, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of the Shares, or grant any proxies, deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares or take any action that would make any representation or warranty of such Stockholder contained in the Stockholders Agreement untrue or incorrect or have the effect of preventing or disabling such Stockholder from performing his or its obligations under the Stockholders Agreement.

         The Stockholders Agreement terminates at the earlier of the effective time of the Merger and the Scheme or the termination of the Merger Agreement.

         On August 15, 1999, Markel also entered into a Registration Rights Agreement (the "Registration Rights Agreement") with the Stockholders pursuant to which Markel has agreed to cause MINT to grant such stockholders certain registration rights with respect to which MINT shares they will receive in the transaction.

         The Merger Agreement provides that the parties thereto shall procure at the effective time of the Scheme, only those directors of Terra Nova and such additional persons, in each case who shall be designated by MINT, shall remain or be elected to serve as directors of Terra Nova, each of such directors to hold office in accordance with the applicable provisions of the articles of association of Terra Nova and until their successors shall be elected or appointed and shall duly qualify

         Following the Merger, Terra Nova will become a wholly-owned subsidiary of MINT. The shares of common stock of Terra Nova will be delisted from the New York Stock Exchange and will eligible for termination of registration under
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

                  The Merger Agreement, the Stockholders Agreement and the Registration Rights Agreement are incorporated herein by reference. The descriptions of the Merger and the Scheme and the terms of the Merger Agreement, the Stockholders Agreement and the Registration Rights Agreement, contained herein are summaries, and qualified in their entirety by reference to the Exhibits 7.1 through 7.3 hereto which are incorporated by reference herein.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Markel may be deemed to be the beneficial owner of 7,295,420 shares of Class A Common Stock (approximately 28.8% of the issued and outstanding shares of Class A Common Stock, as of August 12, 1999, as reported in Terra Nova's Form 10-Q filed August 12, 1999 and assuming conversion of the Class B Common Stock which may be deemed to be beneficially owned by Markel).

         (b) Markel, either directly or through its wholly-owned subsidiaries, has sole dispositive and voting power with respect to 136,800 shares of Class A Common Stock. By reason of the Stockholders Agreement, Markel may be deemed to share power to direct the vote of 7,158,620 shares of Class A Common Stock (which includes 1,796,127 shares issuable on conversion of Class B Common Stock which may be deemed to be beneficially owned by Markel) (approximately 28.3% of the outstanding shares of Class A Common Stock) with each of the Stockholders.

         The following paragraphs provide the applicable information required by
Item 2 with respect to each of the Stockholders.

         The Stockholders are: DLJ International Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJ Offshore Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJMB Overseas Partners, C.V., a Netherlands-Antilles partnership, a merchant banking fund; DLJ Merchant Bank Funding, Inc., a Delaware corporation, a merchant banking fund; DLJ First ESC, L.P., a Delaware limited partnership, an employee securities company; Donaldson, Lufkin & Jenrette Securities Corp., a Delaware corporation, a full line investment bank; Marsh & McLennan Capital, Inc., a Delaware corporation, which provides services in connection with originating, structuring and managing insurance and related industry investments; and John J. Byrne, an individual investor.

         To the best of Markel's knowledge, the business address of each of the Stockholders is as described on Exhibit A to the Stockholders Agreement, other than the address for John J. Byrne whose principal business address and principal offices are located at 80 South Main Street, Hanover, NH 03755.

          To the best of Markel's knowledge, none of the Stockholders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not and has not been as a result of such proceeding, subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          The information relating to the Stockholders contained herein is based on information received from the Stockholders or publicly available.

         (c) Except as described in Item 4, none of Markel, its executive officers or directors has effected any transactions in the Class A Common Stock in the last sixty days other than purchases in the open market by Markel on August 17, 1999 of 64,400 shares at a price of $31.189 per share.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the Merger Agreement, the Stockholders Agreement and the Registration Rights Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between Markel and, to the knowledge of Markel, the executive officers and directors of Markel and any other person with respect to any securities of Terra Nova.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.
-----------
     7.1 The Agreement and Plan of Merger and Scheme of Arrangement between Markel Corporation and Terra Nova (Bermuda) Holdings Ltd. dated as of August 15, 1999 filed as Exhibit 99.1 to Markel's Form 8-K filed August 20, 1999 (the "Form 8-K"), is incorporated herein by reference.

     7.2 The Stockholders Agreement by and among Markel Corporation, Terra Nova (Bermuda) Holdings Ltd. and other parties signatories thereto dated as of August 15, 1999 filed as
                  Exhibit 99.2 to the Form 8-K is incorporated herein by reference.

     7.3 Registration Rights Agreement, dated as of August 15, 1999, among Virginia Holdings Inc., Markel Corporation and the shareholders of Terra Nova (Bermuda) Ltd. filed as Exhibit
                  99.4 to the Form 8-K is incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     MARKEL CORPORATION


August 25, 1999                             By:     /s/ Steven A. Markel
                                                   ----------------------
                                                        Steven A. Markel
                                                        Vice Chairman

                                                                        ANNEX A


The directors of Markel are as follows:

Alan I. Kirshner, Chairman
Anthony F. Markel
Steven A. Markel, Vice Chairman
Darrell D. Martin
Thomas S. Gayner
Leslie A. Grandis
Stewart M. Kasen and
Gary L. Markel

The executive officers of Markel are as follows:

Chairman of the Board of Directors and Chief Executive Officer                  Alan I. Kirshner
President and Chief Operating Officer                                           Anthony F. Markel
Vice Chairman                                                                   Steven A. Markel
Executive Vice President and Chief Financial Officer                            Darrell D. Martin


         If no business or residence address is given, the executive officer's or director's business address is Markel Corporation, 4551 Cox Road, Glen Allen, Virginia 23060-3382.



Name and Address                                                                Principal Occupation
Alan I. Kirshner                                             Chairman of the Board of Directors and Chief Executive
                                                             Officer of Markel Corporation

Anthony F. Markel                                            President, Chief Operating Officer and Director of Markel
                                                             Corporation

Steven A. Markel                                             Vice Chairman and Director of Markel Corporation

Darrell D. Martin                                            Executive Vice President, Chief Financial Officer and
                                                             Director of Markel Corporation


Leslie A. Grandis                                            Partner, McGuire, Woods, Battle & Boothe LLP.
McGuire, Woods, Battle & Boothe LLP
One James Center, 901 East
Cary Street, Richmond, VA 23219

Stewart M. Kasen                                             Chairman, President and Chief Executive Officer of
                                                             Factory Card Outlet Corp.


Gary L. Markel                                               President, Gary Markel & Associates, Inc
Gary Markel & Associates, Inc.
9700 Ninth Street North
St. Petersburg, Florida 33702

